Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
IR@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2026

Financial Results

TAIPEI, Taiwan, October 30, 2026 – GigaMedia Limited (NASDAQ: GIGM) today announced its third-quarter 2026 unaudited financial results.

Comments from Management

In the third quarter of 2026, GigaMedia reported revenues of $3.16 million, with a gross profit of $2.00 million, an operating income of $0.68 million and the net income of $1.93 million.

Our operational performance in the second and third quarters 2026 was highlighted by a successful IP collaboration for a licensed game we operated in Hong Kong, driving substantial revenue growth. Total revenues reached $3.16 million in this quarter, a 48.8% increase from $2.13 million last quarter, and a 245.4% year-over-year growth compared to $0.92 million in the same period last year.

As the event has concluded, revenue is expected to moderate in the upcoming quarter. Nonetheless, we are actively leveraging this expanded player base to build a stronger foundation for long-term growth.

Additionally, in the previous quarter, we converted and settled our corporate notes in Aeolus Robotics Corporation ("Aeolus") into preferred shares at advantageous terms, securing a 33.35% voting stake and applying equity-method accounting moving forward. The preferential pricing was executed pursuant to a pre-existing note conversion clause that provided a discount compared to other Aeolus investors, with full disclosure provided to all relevant stakeholders. Consequently, and pursuant to applicable accounting guidelines, we recorded a deemed disposal gain of approximately $1.70 million for the conversion in the current quarter. Investors should note that the recognition of this gain resulted in a corresponding upward adjustment to the carrying value of our equity-method investment in Aeolus, which remains subject to periodic impairment evaluations.

Although we highlight these one-time and non-recurring items that impact our current period results for investors' clarity, our overall financial position continues to be sound. As of September 30, 2026, we maintained a highly liquid balance sheet, with $30.23 million in total cash, cash equivalents and restricted cash, representing $2.74 per share.

Third Quarter Overview

•
Revenues increased by 48.8% quarter-on-quarter to approximately $3.16 million from $2.13 million last quarter.
•
Consolidated income (loss) from operations for the third quarter of 2026 amounted to income of $0.68 million compared to a loss of $0.10 million last quarter.
•
Investment in Aeolus was reclassified in the prior quarter from available-for-sale to equity-method investment upon the conversion and settlement, when previous adjustments recorded in other comprehensive loss were reversed. A deemed disposal gain of approximately $1.70 million for the conversion, along with the equity-method investment loss of $0.71 million, were recognized in the current quarter. As a result, the book value of the investment increased to $13.65 million at the end of this quarter, from $12.67 million at the end of June 2026.
•
The net asset value was around $3.86 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia's digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Third Quarter

GIGAMEDIA 3Q26 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q26	2Q26	Change (%)	3Q26	3Q25	Change (%)
Revenues	3,164	2,126	48.8%	3,164	916	245.4%
Gross Profit	2,000	1,239	61.4%	2,000	458	336.7%
Income (Loss) from Operations	682	(103)	NM	682	(998)	NM
Net Income (Loss) Attributable to GigaMedia	1,925	551	249.4%	1,925	(971)	NM
Earnings (Loss) Per Share Attributable to GigaMedia, Diluted	0.17	0.05	249.4%	0.17	(0.09)	NM
EBITDA (A)	1,681	322	422.0%	1,681	(1,371)	NM
Cash, Cash Equivalents and Restricted Cash	30,228	29,018	4.2%	30,228	29,386	2.9%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

•
Consolidated revenues for the third quarter of 2026 were $3.16 million, representing an increase of 48.8% compared to $2.13 million in the prior quarter, and 245.4% year-over-year from $0.92 million the same quarter last year.
•
Consolidated gross profit increased by 61.4% quarter-on-quarter to $2.00 million from $1.24 million last quarter, and by 336.7% year-over-year from $0.46 million in the third quarter last year.
•
Consolidated income (loss) from operation of the third quarter of 2026 was income of $0.68 million, compared to a loss of $0.10 million from last quarter.
•
Consolidated net income of the third quarter of 2026 was $1.93 million compared to $0.55 million in last quarter.
•
Cash, cash equivalents and restricted cash at the end of the third quarter of 2026 was $30.23 million.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $30.23 million as of September 30, 2026, or $2.74 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of October 30, 2026. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“For the following quarter, GigaMedia will continue the strategies of internally-driven growth by improving productivity of the existing games, executing effective marketing, and pursuing a steady expansion of customer base,” stated GigaMedia CEO James Huang.

Regarding our strategic investment in Aeolus Robotics Corporation, the company is currently in its R&D phase and its current revenue contribution remains nominal. Nonetheless, given the promising industry outlook and the company's unique market position, we expect this partnership to generate valuable strategic synergies and enhance our future growth profile.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the third quarter 2026 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2026 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2026	6/30/2026	9/30/2025	9/30/2026	9/30/2025
(in US$ thousands, except for earnings per share amounts)	unaudited	unaudited	unaudited	unaudited	unaudited
Operating revenues
Digital entertainment service revenues	3,164	2,126	916	6,043	2,642
	3,164	2,126	916	6,043	2,642
Operating costs
Cost of digital entertainment service revenues	1,164	887	458	2,387	1,248
	1,164	887	458	2,387	1,248
Gross profit	2,000	1,239	458	3,656	1,394
Operating expenses
Product development and engineering expenses	142	148	165	435	518
Selling and marketing expenses	395	376	413	1,152	1,166
General and administrative expenses	782	817	878	2,435	2,595
Provision for expected credit losses	(1)	1	—	—	1
	1,318	1,342	1,456	4,022	4,280
Income (loss) from operations	682	(103)	(998)	(366)	(2,886)
Non-operating income (expense)
Interest income	260	242	420	856	1,279
Foreign exchange gain (loss) - net	(4)	42	(381)	(248)	816
Investment loss	(713)	—	—	(713)	—
Gain on disposal of investments	1,702	370	—	2,072	—
Changes in the fair value of investment in equity securities recognized at fair value	(2)	—	2	(1)	(4)
Other-net	—	—	(14)	—	(9)
	1,243	654	27	1,966	2,082
Income (loss) before income taxes	1,925	551	(971)	1,600	(804)
Income tax expense	—	—	—	—	—
Net income (loss) attributable to shareholders of GigaMedia	1,925	551	(971)	1,600	(804)
Earnings (loss) per share attributable to GigaMedia:
Basic	0.17	0.05	(0.09)	0.14	(0.07)
Diluted	0.17	0.05	(0.09)	0.14	(0.07)
Weighted average shares outstanding:
Basic	11,052	11,052	11,052	11,052	11,052
Diluted	11,052	11,052	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2026	6/30/2026	9/30/2025
(in US$ thousands)	unaudited	unaudited	unaudited
Assets
Current assets
Cash and cash equivalents	29,915	28,705	29,073
Accounts receivable - net	141	182	140
Prepaid expenses	134	248	148
Restricted cash	313	313	313
Other receivables	162	202	241
Other current assets	136	140	142
Total current assets	30,801	29,790	30,057

Investment in securities - noncurrent	—	—	9,620
Equity method investment	13,647	12,674	—
Property, plant & equipment - net	80	68	97
Intangible assets - net	17	3	2
Prepaid licensing and royalty fees	170	214	56
Other assets	1,711	1,833	1,401
Total assets	46,426	44,582	41,233

Liabilities and equity
Accounts payable	41	69	44
Accrued expenses	1,346	1,358	1,292
Unearned revenue	738	735	570
Other current liabilities	599	562	323
Total current liabilities	2,724	2,724	2,229
Other liabilities	1,029	1,092	182
Total liabilities	3,753	3,816	2,411
Total equity	42,673	40,766	38,822
Total liabilities and equity	46,426	44,582	41,233

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2026	6/30/2026	9/30/2025	9/30/2026	9/30/2025
(In US$ thousands)	unaudited	unaudited	unaudited	unaudited	unaudited
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	1,925	551	(971)	1,600	(804)
Depreciation	12	12	18	35	44
Amortization	4	1	2	7	7
Interest income	(260)	(242)	(420)	(856)	(1,279)
Interest expense	—	—	—	—	—
Income tax expense	—	—	—	—	—
EBITDA	1,681	322	(1,371)	786	(2,032)